

February 28, 2012

Via Email
Ku Wai Li
Globe Net Wireless Corp.
2302-3 Pacific Plaza
410 Des Voeux Road West
Hong Kong, China

> **Re:** **Globe Net Wireless Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 30, 2012**
> **File No. 333-172172**

Dear Mr. Li:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 13, 2011.

The Offering, page 6

1.   Revise your disclosures throughout the filing to show the correct amount of working capital deficit at August 31, 2011 and November 30, 2011. In this regard, working capital is calculated as current assets minus current liabilities and accordingly, it appears that your working capital deficit should be $(13,977) and $(22,579) for August 31, 2011 and November 30, 2011, respectively.

Summary Financial Information, page 6

2.   Please revise your disclosure here to include net tangible book value per share information at November 30, 2011, which agrees to your dilution disclosures on page 13. Please ensure that you include here the net tangible book value per share as corrected in response to our comment below.

Dilution, page 13

3.   Your calculations of net tangible book value before the offering and pro forma net tangible book value per share after the offering assuming 20%, 40%, 60%, 80% and 100% of the shares are sold do not appear to be correct. In this regard, it appears that you included intangible assets in your calculations. As a result, your disclosure for the "increase per share attributable to public investors" would also be impacted. Please

revise your disclosures accordingly and provide the calculations that support your disclosures.

Management's Discussion and Analysis of Financial Condition, page 49

4.   In response to prior comment 3, you state that you intend to finance your working capital needs through the sale of common stock. Given that your Use of Proceeds table indicates that proceeds of this offering will not be used to pay for working capital (i.e., telephone service, mail, stationery, administrative salaries, accounting, acquisition of office equipment and supplies), which you estimate to be $20,000 for one year, unless you sell all offered shares, please prominently disclose in the Management's Discussion and Analysis and the risk factors sections that you will need to raise additional funds other than the proceeds of this offering to pay for your administrative expenses if you sell less than 100% of the shares in this offering. Address the effect on your operations if you fail to raise adequate funding for your administrative expenses.

Financial Statements

General

5.   We note that the financial statements at and for the period ended August 31, 2010 included herein differ from those included in your Form S-1/A filed August 15, 2011. Specifically, it appears that prepaid expenses that were capitalized in your August 31, 2010 balance sheet have now been expensed. Tell us how you considered whether these revisions were a correction of an error. In this regard, tell us why you have not identified your financial statements as restated and why you have not included footnote disclosures regarding this restatement pursuant to ASC 250-10-50-7 through 50-10. In addition, tell us how your auditors considered including a reference in their audit report to the restatement. We refer you to AU 561.06.

Statement of Operations, page F2-3

6.   Revise to include brackets around the net loss and comprehensive loss information for all periods presented in your audited financial statements.

Notes to Interim Financial Statements

Note 6. Notes Payable, page F2-9

7.   Please provide, for us, the names of the parties with whom you entered into the three promissory notes during the period ended November 30, 2011. Also, tell us whether any of these notes are with related parties and if so, tell us your consideration to disclose the related party interests pursuant to the guidance in ASC 850-10-50.

Ku Wai Li
Globe Net Wireless Corp.
February 28, 2012
Page 3

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

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        Rene Daignault